Form 10-K, Exhibit 13
period 1997-01-25
VENTURE STORES INC
filed 1997-04-25
CIK 864968

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion summarizes the significant factors affecting the Company's operating results for the fiscal years ended January 25, 1997 ("1996"), January 27, 1996 ("1995"), and
January 28, 1995 ("1994"), and the Company's liquidity and capital resources as of January 25, 1997, January 27, 1996, and January 28, 1995. This discussion and analysis should be read in conjunction with the financial statements and notes to the financial statements included in this annual report.

Results of Operations

     Net Earnings
     1996 Compared to 1995
     Net loss was $58.5 million in 1996, compared with $19.9 million in 1995. Both years were negatively impacted by nonrecurring charges as discussed below, which are included in cost of merchandise sold and in selling, general, administrative and other expenses. During 1996, the Company recorded nonrecurring pre-tax charges of approximately $50.0 million, or $1.72 per share. These charges consisted of $38.3 million for additional markdowns and $4.5 million for advertising and other costs incurred to allow the Company to liquidate excess inventory and adjust merchandise assortments for the implementation of phase three of the repositioning (discussed below), $6.1 million associated with three stores that the Company has determined will not reopen, $.6 million for severance costs for the elimination of 67 positions at year-end 1996 as a corporate overhead reduction initiative and approximately $.5 million related to other costs. Of the total nonrecurring charges in 1996, $38.3 million is included in cost of merchandise sold and $11.7 million is included in selling, general, administrative and other expenses.
     During 1995, the Company announced plans to transform Venture from a discount general merchandise chain to a value-oriented family store, the "Repositioning". The Repositioning is designed to improve gross margin. Phase one of the Repositioning, which was completed in early March of 1996, resulted in the reconfiguration of the store interiors and the expansion of various merchandise assortments in order for the Company to become a more dominant retailer in the home, family apparel and leisure merchandise categories. The reconfiguration provides for destination shops showcasing category-dominant lines with additional floor space, distinctive fixtures, graphics and displays. In this process, the Company downsized or exited several categories of historically low-margin businesses to make room for new or expanded businesses such as the Petite Shop, Big & Tall Shop, Women's Sizes, Sports Shop and Home Shop areas.
     The Company continued to adjust its family value store concept and merchandise mix in 1996 with phase two of the Repositioning, which was completed in October 1996. Phase two included expanding the gift department, further expansion of new fixturing in domestics, introduction of a bath and body shop, expansion of the luggage department, debut of a women's coordinates fashion line and introduction of convenience automotive accessories. Phase three of the Repositioning, which is being rolled out in 1997, includes opening or expanding 14 more departments, including live plants, convenience hardware, and golf and fishing equipment, expansion of opening price point items and the intensification of the everyday low pricing strategy. The success of the Repositioning is dependent upon numerous factors including customer acceptance of the merchandising strategy and adequate sources of capital. The Company intends to continue to evaluate its merchandise assortments throughout 1997.
     During 1995, the Company recorded nonrecurring pre-tax charges of $45.7 million, or $1.65 per share. These charges consisted of $3.6 million to complete the image builder program (discussed below) in the first quarter, $6.9 million related to the reduction in the workforce during 1995 and the first quarter of 1996, $8.6 million in connection with the closing of three unprofitable stores in August of 1995, $4.1 million of severance and other costs for the closing of ten additional under-performing stores in the early part of 1996, $2.0 million for costs associated with cancelled 1996 store openings, $1.6 million related to financing activities, $2.5 million for other actions taken by management and $16.4 million (net of the $4.1 million nonrecurring LIFO credit discussed below) in connection with phase one of the Repositioning. Of the total nonrecurring charges in 1995, $7.0 million is included in cost of merchandise sold and $38.7 million is included in selling, general, administrative and other expenses.
     1995 net earnings also included a $3.8 million pre-tax benefit, or $0.14 per share, on the curtailment of the Company's defined benefit pension plan and a pre-tax benefit of $4.0 million, or $0.14 per share, related to real estate transactions, primarily the reversal of recorded reserves on a closed store due to the property being subleased.

     1995 Compared to 1994
     Net loss was $19.9 million in 1995 as compared with net earnings of $28.7 million in 1994. Net earnings in 1995 were negatively affected by the $45.7 million of nonrecurring charges discussed above. Net earnings in 1994 were negatively affected by two nonrecurring items. The first item was a $2.6 million pre-tax charge ($0.09 per share) for the cost of asbestos abatement in one store. The second item was recorded in the fourth quarter of 1994, when the Company began the roll out of the image builder program, designed to materially broaden the assortments of certain key merchandise categories within housewares and domestics, while de-emphasizing and reducing merchandise assortments in less productive categories, including automotive and hardware. The implementation of this program required higher-than-normal markdowns in the de-emphasized areas and significant expenditures to refixture stores for the newly expanded categories. In connection with the roll out of the image builder program, the Company recorded a $3.0 million pre-tax charge, or $0.11 per share, in the fourth quarter of 1994.
     The nonrecurring charges in 1996, 1995 and 1994 complicate comparisons of the Company's financial results for these years. To facilitate such comparisons, certain financial information is reported in this discussion both including and excluding these items.

     Net Earnings as a Percent of Net Sales
     The following table sets forth certain components of net earnings expressed as a percentage of net sales for 1996, 1995 and 1994:

                                       Percentage of Net Sales
                                       1996      1995      1994
Net sales                             100.0%    100.0%    100.0%
Cost of merchandise sold (before
  LIFO and nonrecurring charges)       75.6      76.6      75.7
FIFO gross margin
  (before nonrecurring charges)        24.4      23.4      24.3
LIFO (before nonrecurring charges)      0.2      (0.3)     (0.1)
Selling, general, administrative and
  other expenses (excluding
  nonrecurring charges)                25.3      22.1      21.3
Nonrecurring charges                    3.3       2.4        .3

Operating income (loss)                (4.4)     (0.8)      2.8
Net interest expense                    1.9        .8        .5

Net earnings (loss) before
  income taxes                         (6.3)     (1.6)      2.3
Income taxes                           (2.4)     (0.6)      0.9

Net earnings (loss)                    (3.9)%    (1.0)%     1.4%


     Net Sales
     The Company's net sales in 1996 were $1,485.8 million, down 23.0% from $1,928.8 million in 1995. Comparable store sales declined 20.2% in 1996. Comparable store sales were negatively impacted by the elimination or reduction of historically low-margin product lines, including certain categories of hardware, automotive, and sporting goods, in connection with the Company's margin-based Repositioning strategy. Other factors contributing to the decline in comparable store sales were the disruption caused in February and March by the remodeling done as part of phase one of the Repositioning, the surplus of merchandise at higher price points for which sales were not as strong as merchandise at lower price points, the transition time for customers to familiarize themselves with the new store layout, disruptions in merchandise shipments from certain vendors in the fourth quarter, and competitive store openings in some of the Company's markets. Total sales were also negatively impacted by the closing of six stores on March 30, 1996, and the conversion of four stores to temporary chain-wide clearance centers. During 1996, the Company reopened all four clearance centers and three of the closed stores as family value stores. The Company's plans reflect a continuing comparable store sales decline through at least the first half of 1997.
     Net sales during 1995 were $1,928.8 million, a decrease of 4.4% from 1994 net sales of $2,017.3 million. Comparable store sales declined 9.4% in 1995, partially as a result of the phasing-out of certain merchandise categories in the second half of the year in anticipation of the Company's Repositioning. The Company opted to keep its stores open during the remodeling stage of the transition, which began December 26, 1995 and was completed in early March, 1996. Total sales in 1995 were also negatively impacted by the closing of three stores in August of 1995 (two in Illinois and one in Oklahoma), a generally weak and promotional retail environment, the Company's discontinuation of the Famous-Barr credit card, and competitive store openings in some of the Company's markets.

     Gross Margin
     FIFO gross margin for 1996 was $323.8 million in 1996, compared with $440.2 million in 1995, a decrease of $116.4 million. FIFO gross margin included nonrecurring charges of $38.3 million incurred in the fourth quarter of 1996 for clearance markdowns to liquidate excess inventories and balance inventories allowing for new merchandise programs to be added at an accelerated rate and for one-time markdowns for an expansion of the Company's price reduction initiatives, moving more merchandise to everyday low prices as part of phase three of the Repositioning. FIFO gross margin in 1995 included nonrecurring charges of $11.2 million for clearance markdowns taken on the categories phased-out in connection with phase one of the Repositioning. Excluding these nonrecurring charges in 1996 and 1995, FIFO gross margin declined $89.3 million in 1996, from $451.4 million in 1995 to $362.1 million in 1996. The primary reason for the decline in gross margin in dollars is the effect of reduced sales. Excluding nonrecurring charges, FIFO gross margin as a percent of sales increased to 24.4% in 1996 from 23.4% in 1995. The increase in FIFO gross margin as a percent of sales is primarily attributable to the exiting or downsizing of historically low-margin product lines and expansion of merchandise assortments in home, family apparel, and leisure categories as part of the Repositioning, a focus on higher initial markup opportunities throughout the store, and reduced permanent markdowns in 1996. These increases in FIFO gross margin were partially offset by higher promotional markdowns and higher shortage.
     FIFO gross margin was $440.2 million in 1995, compared with $488.7 million in 1994, a decrease of $48.5 million. Excluding nonrecurring charges, FIFO gross margin as a percent of sales was 23.4% in 1995 as compared to 24.3% in 1994. The decline was due to the reduction in sales of higher-margin softline items as a percentage of total sales, the highly promotional environment, and competitive pricing.

     LIFO
     The cost of merchandise sold included a LIFO charge of $3.4 million ($0.12 per share) in 1996, a LIFO credit(benefit) of $9.6 million ($0.35 per share) in 1995 and a LIFO credit of $2.9 million ($0.10 per share) in 1994. The 1996 LIFO charge is predominately a result of overall lower inventory levels at year-end 1996 than year-end 1995. In addition, several categories that contain a significant portion of the Company's inventory, such as drugs and toiletries, experienced relatively higher price inflation in 1996. The 1995 LIFO credit included a $4.1 million credit related to the reduction or elimination of certain merchandise categories, such as automotive and hardware, in connection with the Repositioning. The remaining LIFO credit in 1995 of $5.5 million, or $0.20 per share, resulted primarily from an overall increase in retail mark-up at year-end 1995 over year-end 1994. This occurred as the categories that were eliminated as part of the Repositioning had lower retail mark-ups than the categories that were expanded, such as men's and women's apparel. The impact of inflation was nominal in 1995. The LIFO credit in 1994 resulted primarily from the increase in inventory in 1994 over 1993 due to the opening of nine stores during the year.

     Selling, General, Administrative and Other Expenses
     Selling, general, administrative and other expenses were $387.2 million, $465.4 million and $434.6 million in 1996, 1995 and 1994, respectively. Excluding the nonrecurring charges discussed above, selling, general, administrative and other expenses were $375.5 million, $426.7 million and $431.0 million in 1996, 1995 and 1994, respectively, or 25.3%, 22.1% and 21.3%
of sales. As a percent of sales, selling, general, administrative and other expenses increased in 1996, primarily due to the decline in sales. Selling, general, administrative and other expenses decreased in 1996 compared to 1995 largely due to a number of expense reduction and cost control initiatives. Payroll decreased $60.9 million in 1996 compared with 1995 as a result of the reduction of the workforce by approximately 950 positions during the second quarter of 1995, the elimination of 390 sales support positions in connection with streamlining the Company's store organization in the first quarter of 1996 and the decrease in the number of stores from year-end 1995 to year-end 1996. Other factors contributing to the decrease in selling, general, administrative and other expenses were a decrease in retirement expense as a result of the suspension of additional benefit accruals under the retirement plan as of January 1, 1996, reduction of recorded reserves on a closed store and a decrease in credit card fees paid due to the decline in sales. These decreases in selling, general, administrative and other expenses were partially offset by an increase in advertising expense during 1996, primarily for the costs associated with the Repositioning and the highly promotional environment, and an increase in stock-based compensation expense as the result of a new restricted stock program for key executives implemented during 1996. Selling, general, administrative and other expenses for 1995 included one-time pre-tax benefits of $4.0 million related to real estate transactions and $3.8 million on the curtailment of the Company's defined benefit pension plan.
     The increase in selling, general, administrative and other expenses as a percentage of sales in 1995 is due to lower sales, higher advertising expense as a result of the highly promotional environment and higher depreciation and property tax expenses due to an increase in the number of stores.

     Net Interest Expense
     Net interest expense increased $11.4 million in 1996 to $27.6 million, compared with $16.2 million in 1995. Of this increase, $4.9 million is due to the financing obligation resulting from the sale/leaseback transactions in the fourth quarter of 1995 and the first quarter of 1996, and $4.9 million is due to higher short-term borrowings in 1996. The remaining increase in net interest expense is primarily from a decrease in interest income.
     Net interest expense increased $6.3 million in 1995 to $16.2 million, compared with $9.9 million in 1994. Over half of the increase is due to 1995 reflecting a full year of interest on certain medium term notes, which were issued in late 1994. The remaining increase in net interest expense is primarily due to higher short-term borrowings in 1995 that resulted partially from the decline in sales.

     Provision for Income Taxes
     The income tax benefit was $35.8 million in 1996 compared with $11.9 million in 1995 and an income tax provision of $18.4 million in 1994. The income tax benefit in 1996 and 1995 resulted from the net operating loss. The effective income tax rates were 38.0%, 37.4% and 39.0% in 1996, 1995 and 1994, respectively. Other taxes that are not affected by the Company's operating loss caused a reduction in the effective tax rate in 1996 and 1995.

     Inflation Impact
     Inflation did not materially affect sales growth and operating earnings. The Company believes that, as a result of valuing inventory on a LIFO basis, the current cost of merchandise is reflected in operating results.

Liquidity and Capital Resources

     Operating Activities
     Cash flow from operations improved by $49.0 million in 1996 and decreased $150.0 million in 1995. Cash used by operations, consisting of net income adjusted for non-cash expense items and changes in working capital, was $32.6 million in 1996 and $81.6 million in 1995, compared with cash provided by operations of $68.4 million in 1994. Detailed information on the Company's cash flows is presented in the Statement of Cash Flows in the Financial Statements. The increase in cash flow from operations in 1996 is due to an increase in cash provided by working capital, offset by the net operating loss and a reduction in deferred taxes. The decrease in cash provided from operations in 1995 was due primarily to the net operating loss, a decrease in accounts payable and income taxes payable and an increase in other current assets, offset partially by an increase in accrued expenses.
     The $28.8 million decrease in inventories between 1995 and 1996 is primarily attributable to the aggressive markdown and clearance of discontinued and excess inventory in the fourth quarter of 1996 and, to a lesser extent, two fewer stores at year-end 1996. The $8.7 million decrease in accounts payable in 1996 resulted from reduced inventory levels and a general tightening of credit terms. The decrease in accrued expenses in 1996 over 1995 is largely due to a $14.2 million reduction in accrued liabilities resulting from the payment of construction in process costs related principally to remodeling and refixturing for the Repositioning. A decrease in payroll, benefit and insurance accruals resulting from the reduced workforce and the suspension of benefit accruals under the retirement plan and profit sharing plan also contributed to the decrease in accrued expenses in 1996.
     The decrease in non-current deferred income taxes in 1996 resulted primarily from the creation of a net operating loss carryforward during 1996 and the conclusion of an IRS examination that resulted in significant capital recovery adjustments. With the completion of this IRS examination, all years through 1995
are reviewed and tentatively settled.   These decreases in non-
current deferred taxes were partially offset by an increase in the deferred tax liability from the sale/leaseback of 16 store properties in 1995 and 1996. For book purposes, the sale/leaseback transactions were recorded under the financing method with no gain or loss recognized. The properties continue to be reported as assets on the books of the Company. As future book depreciation is recorded on the sale/leaseback assets, the related deferred income tax liability will be reduced.
     The decrease in accounts payable and corresponding increase in short-term debt in 1995 reflected the Company's greater reliance on short-term debt to fund working capital as a result of reduced sales and earnings. The Company's voluntary shortening of payment terms to take advantage of additional trade discounts, as well as a general tightening of credit terms, contributed to the $96.0 million decrease in accounts payable in 1995. As a result of the net operating loss in 1995, the Company had an income tax receivable of $13.7 million in 1995, compared with income taxes payable of $11.1 million in 1994. The $7.0 million increase in other current assets was primarily due to the $13.7 million income tax receivable, offset by a $4.4 million decrease in receivables primarily from the refund of a cash bond upon favorable dismissal of a lawsuit against the Company. The increase in accrued expenses in 1995 over 1994 is largely due to $7.6 million of reserves remaining at January 27, 1996, related to store closings. The accrual of nonrecurring costs in connection with the expense reductions and the Repositioning also contributed to the increase in accrued expenses in 1995.
     The Company has taken several actions aimed at improving its profitability. As discussed above, the Company cut benefit costs by suspending additional benefit accruals under its retirement plan and streamlined its sales organization in early 1996, eliminating 390 sales support positions. At year-end 1996, the Company reduced its workforce by 67 corporate positions as an overhead reduction initiative. The Company plans to open or expand 14 more departments in spring of 1997 as part of phase three of the Repositioning. In addition, during the fourth quarter of 1996, the Company opened nine Venture Dollar stores in existing trade areas to test-market the new concept. The Venture Dollar stores carry convenience-oriented, low-priced items and are approximately 7,000 to 10,000 square feet in size.

     Investing Activities
     The following table summarizes capital expenditures by type for each of the last three years:

(millions)                        1996      1995      1994
New stores                         $ 3       $13       $65
Remodeling and refixturing           1        33         8
Distribution facilities              1         2         2
Equipment and other                 14        13         8
Total capital expenditures         $19       $61       $83

     The decline in capital expenditures for new stores in 1996 and 1995 is due to the reduced number of new store openings. One new store was opened in 1996, which was a conversion of an existing building, compared with five new stores opened in 1995 and nine new stores in 1994. The increase in remodeling and refixturing expenditures in 1995 is primarily the result of $25.5 million of capital expenditures to make the physical changes necessary for phase one of the Company's Repositioning.
     The Company does not anticipate opening any new family value stores in 1997. The capital expenditure budget totals approximately $18.0 million for 1997 and is expected to be used primarily to remodel existing stores and for the ordinary repair and replacement of store and distribution center assets.
     Investing activities in 1996 includes proceeds of $6.2 million for the sale of assets, primarily excess real estate.

     Financing Activities
     On June 28, 1996, the Company terminated its Credit Agreement with The First National Bank of Chicago, as agent, and a syndicate of banks and entered into an agreement with BankAmerica Business Credit, Inc., as agent, and a syndicate of financial institutions for a secured revolving credit facility (the "Credit Facility") consisting of revolving credit loans and letters of credit of up to $225 million in the aggregate, with a sublimit of $125 million for letters of credit. The Credit Facility was for a term of three years through June 27, 1999, and was secured by the inventory, equipment and substantially all other assets of the Company, excluding leased or mortgaged real estate and certain personal property under leases.
     The Credit Facility required the Company to meet certain quarterly covenants, including a fixed charge coverage ratio. Under the terms of the Credit Facility, the Company was prohibited from paying dividends on its common stock. Interest on the borrowings was payable based on multiple rate options. Additionally, the Company was required to pay certain unused line fees and letter of credit fees.
     As of January 25, 1997, the Company had outstanding borrowings of $106.0 million and letters of credit of $33.3 million, leaving $12.9 million unused under this facility.
     Subsequent to year-end 1996, the Company terminated the Credit Facility with BankAmerica Business Credit and entered into an agreement with BT Commercial Corporation for a secured revolving credit facility (the "Revolving Credit Facility") consisting of revolving credit loans and letters of credit of up to $250 million in the aggregate, with a sublimit of $125 million for letters of credit. The Revolving Credit Facility is for a term of three years, and is secured by the inventory, equipment and substantially all other assets of the Company, excluding leased or mortgaged real estate and certain personal property under leases. The Revolving Credit Facility requires the Company to meet certain quarterly financial covenants, including minimum interest coverage and accounts payable to inventory ratios.
Under the terms of the Revolving Credit Facility, the Company is prohibited from paying dividends on its common stock. Interest on the borrowings is payable based on multiple rate options. Additionally, the Company is required to pay certain unused line
fees and letter of credit fees.   As a result of the termination
of its previous Credit Facility, the Company will record an extraordinary charge of approximately $3.5 million, before taxes, in the first quarter of 1997. The charge is primarily for the write-off of unamortized deferred financing costs and the prepayment penalties.
     The ratio of total debt (including the present value of operating leases) to total capital was 73% at year-end 1996, compared with 66% at year-end 1995, as detailed below:

(millions)                                        1996      1995
Debt:
 Short-term borrowings                            $106      $115
 Current and long-term debt                        183       172
 Present value of operating lease payments         256       262
Total debt                                        $545      $549
Capitalization:
 Shareowners' investment                           182       241
 Total debt                                        545       549
 Deferred gain, income taxes and ITC                23        39
Total capitalization                              $750      $829
Total debt divided by total capitalization          73%       66%

     Of the $125.7 million of cash flows provided by financing activities in 1995 (see Statement of Cash Flows), $115.0 million is from the increase in outstanding short-term borrowings. The Company relied on short-term debt to provide additional working capital in 1995 because of the reduced net sales and net earnings and the reduction in the accounts payable balance.
     Cash flows from financing activities in 1995 includes proceeds of $25.0 million from the sale/leaseback of ten store properties. Cash flows from financing activities in 1996 includes proceeds of $15.0 million from the sale/leaseback of six store
properties.   The proceeds from the sale/leaseback transactions
were used to meet working capital and capital expenditure needs associated with the Company's Repositioning and for other corporate purposes. The sale/leasebacks were accounted for as financing transactions in accordance with Statement of Financial Accounting Standards No. 98, "Accounting for Leases," because of the below-market rents. The obligation from the sale/leaseback transactions is included in long-term debt and current maturities of long-term debt.
     The increase in long-term debt in 1996 over 1995 is due primarily to the $15.0 million obligation from the 1996 sale/leaseback, net of other regularly-scheduled maturities of long-term debt and capital leases.
     Proceeds from the issuance of $56.0 million of medium-term debt securities accounted for most of the Company's cash flow from financing activities in 1994. The medium term notes have interest rates ranging from 8.77% to 9.32%. During the fourth quarter of 1996,(i) Standard & Poor's lowered the ratings of the medium term notes and 6.75% revenue bonds due March 1, 2009 from B to B- and lowered the ratings of the Company's preferred stock from B- to CCC+ and (ii) Moody's Investor Services lowered the ratings of the medium term notes from B1 to B3 and lowered the ratings on the Company's preferred stock from b2 to caa. Debt ratings by various rating agencies reflect the agencies' opinions of the ability of the issuers to repay debt obligations punctually. Lower ratings generally result in higher future borrowing costs. At the end of 1996, the Company had $94.0 million available to be issued under the 1994 shelf registration statement filed with the Securities and Exchange Commission.
     The net book value of property collateralized under long-term debt and capital lease arrangements has increased from $113.9 million at year-end 1995 to $138.9 million at the end of 1996. The increase is attributable to the net book value of the property included in the sale/leaseback transaction during 1996, which was accounted for as a financing as previously discussed. At year-end 1996, the Company had five stores, one distribution center, one photo studio and one undeveloped new store site unencumbered. However, these properties were mortgaged under the Revolving Credit Facility entered into subsequent to year-end 1996.
     Dividends on common shares were $3.7 million and $10.0 million in 1995 and 1994, respectively. On March 3, 1995, the Company announced a change in its dividend policy, reducing the quarterly dividend on its common stock from $.145 to $.07 for the second quarter of 1995. The Company later announced the elimination of the common stock dividend, commencing with the third quarter of 1995. The Company is prohibited from paying a dividend on its common stock during the remaining term of the Revolving Credit Facility. The Company paid dividends of $2.5 million in 1996, 1995 and 1994 on its cumulative convertible preferred stock.
     On March 2, 1995, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock and 300,000 depository shares representing its cumulative convertible preferred stock in the open market or through privately negotiated transactions. No shares were repurchased during 1995 or 1996, and the Company does not currently anticipate any repurchases in 1997.
     With the elimination of the common stock dividend, moderate planned capital expenditures in 1997, and ongoing cost control efforts, the Company believes that working capital and capital expenditure requirements for 1997 will be funded through a combination of cash flows from operations and borrowings under its existing Revolving Credit Facility. Although the Company believes its liquidity is sufficient to meet its current and anticipated needs for 1997, if providers of the goods and services to the Company materially tighten credit terms, vendors stop shipping goods, the Company's sales are significantly below plan, customers do not accept the Repositioning strategy, or other unanticipated material negative events occur, the Company may need to consider alternative sources of funding.

Forward Looking Statements

     Certain matters discussed above, such as the Company's expectations with respect to 1997 sales, the amounts of future capital expenditures, and the sources and adequacy of funds for future working capital and capital expenditure requirements, constitute "forward looking" statements and as such are based on assumptions and estimates. Actual results may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from the forward looking statements include, but are not limited to: (i) economic and weather conditions in the regions in which the Company's stores are located and their effect on the buying patterns of the Company's customers, (ii) consumer spending and debt levels,
(iii) the level of support provided by the Company's numerous providers of goods and services, (iv) inventory imbalances caused by fluctuations in consumer demand, (v) competition, including specifically price competition, (vi) cost and availability of capital and (vii) the success of the Company's Repositioning strategy.




STATEMENT OF EARNINGS

(dollars in thousands, except per share)
                                                  FISCAL YEAR ENDED

                                     January 25,     January 27,     January 28,
                                        1997            1996            1995
Net sales                            $1,485,759      $1,928,808      $2,017,283

Cost and expenses:
  Cost of merchandise sold            1,165,325       1,478,946       1,525,691
  Selling, general, administrative
    and other expenses                  387,173         465,377         434,598
  Net interest expense:
    Interest expense                     28,724          18,394          11,309
    Interest income                      (1,148)         (2,168)         (1,395)
    Net interest expense                 27,576          16,226           9,914

Earnings (loss) before income
  taxes                                 (94,315)        (31,741)         47,080
Provision (benefit) for
  income taxes                          (35,837)        (11,886)         18,367

NET EARNINGS (LOSS)                     (58,478)        (19,855)         28,713

Dividends on preferred stock              2,500           2,500           2,500

NET EARNINGS (LOSS) AVAILABLE
  TO COMMON SHAREOWNERS              $  (60,978)     $  (22,355)     $   26,213

NET EARNINGS (LOSS)
  PER COMMON SHARE                   $    (3.38)     $    (1.29)     $     1.53

AVERAGE COMMON SHARES
  OUTSTANDING (IN THOUSANDS)             18,025          17,308          17,181




See Accompanying Notes to the Financial Statements.




BALANCE SHEET

(dollars in thousands, except par value)
                                                     January 25,     January 27,
                                                        1997            1996
ASSETS
Current assets:
  Cash and cash equivalents                          $   10,178      $   57,465
  Accounts receivable, net                               14,013          14,290
  Merchandise inventories                               274,393         303,200
  Other current assets                                   19,354          21,409
Total current assets                                    317,938         396,364
Property and equipment, at cost:
  Land                                                   56,254          63,380
  Buildings and improvements                            253,718         260,559
  Furniture, fixtures and equipment                     201,916         186,824
  Property under capital leases                          21,000          21,000
                                                        532,888         531,763
Accumulated depreciation and amortization              (168,977)       (145,212)
Net property and equipment                              363,911         386,551
Other assets, net                                         5,811           5,228

Total assets                                         $  687,660      $  788,143

LIABILITIES AND SHAREOWNERS' INVESTMENT
Current liabilities:
  Current maturities of long-term debt               $    4,371      $    3,905
  Short-term debt                                       105,979         115,000
  Accounts payable                                      124,118         132,806
  Accrued expenses                                       65,282          84,036
Total current liabilities                               299,750         335,747
Long-term debt                                          179,059         168,529
Other liabilities                                         3,838           3,915
Deferred income taxes                                     4,012          18,440
Deferred investment tax credits                               -              56
Deferred gain on sale/leaseback                          19,070          20,507
Shareowners' investment:
  Common stock, par value $1.00; 50,000,000 shares
    authorized, 18,286,224 and 17,345,557
    outstanding for 1996 and 1995, respectively          18,286          17,346
  Preferred stock, par value $1.00; 2,500,000 shares
    authorized, 76,930 outstanding for 1996 and 1995         77              77
  Contributed capital                                    95,388          90,345
  Retained earnings                                      72,203         133,181
  Deferred Compensation                                  (4,023)              -
  Total shareowners' investment                         181,931         240,949

Total liabilities and shareowners' investment        $  687,660      $  788,143




See Accompanying Notes to Financial Statements



STATEMENT OF SHAREOWNERS' INVESTMENT

(dollars in thousands, except per share)
                                                                                               TOTAL
                       COMMON STOCK     PREFERRED STOCK  CONTRIBUTED  RETAINED   DEFERRED   SHAREOWNERS'
                    SHARES     DOLLARS  SHARES  DOLLARS    CAPITAL    EARNINGS COMPENSATION  INVESTMENT
BALANCE AT
JANUARY 29, 1994  17,083,347  $ 17,083  76,930  $    77   $ 87,174    $143,021          -     $247,355

Net earnings               -         -       -        -          -      28,713          -       28,713
Contribution to
  profit sharing
  plan                41,594        42       -        -        874           -          -          916
Dividends:
  Common stock
  ($0.58 per share)        -         -       -        -          -      (9,982)         -       (9,982)
  Preferred stock
  ($32.50 per share)       -         -       -        -          -      (2,500)         -       (2,500)
Exercise of
  stock options       67,695        68       -        -        524           -          -          592
Distribution of
  spin-off
  incentives          52,429        52       -        -        933           -          -          985
Other                 12,467        13       -        -        247           -          -          260
BALANCE AT
JANUARY 28, 1995  17,257,532  $ 17,258  76,930  $    77   $ 89,752    $159,252          -     $266,339

Net loss                   -         -       -        -          -     (19,855)         -      (19,855)
Dividends:
  Common stock
  ($0.215 per share)       -         -       -        -          -      (3,716)          -       (3,716)
  Preferred stock
  ($32.50 per share)       -         -       -        -          -      (2,500)          -       (2,500)
Exercise of
  stock options        9,438         9       -        -         82           -           -           91
Other                 78,587        79       -        -        511           -           -          590
BALANCE AT
JANUARY 27, 1996  17,345,557  $ 17,346  76,930  $    77   $ 90,345    $133,181           -     $240,949

Net loss                   -         -       -        -          -     (58,478)          -      (58,478)
Contribution to
  profit sharing
  plan               199,985       200       -        -        760           -           -          960
Dividends:
  Preferred stock
  ($32.50 per share)       -         -       -        -          -      (2,500)          -       (2,500)
Restricted Stock
  granted to
  employees (net of
  forfeitures)       755,014       755       -        -      4,239           -  $   (5,446)        (452)
Earned Compensation        -         -       -        -          -           -       1,423        1,423
Other                (14,332)      (15)      -        -         44           -           -           29
BALANCE AT
JANUARY 25, 1997  18,286,224  $ 18,286  76,930  $    77   $ 95,388    $ 72,203  $   (4,023)    $181,931



Outstanding common shares are net of shares held in treasury.  Treasury share activity for the last three years is summarized below:

                                                                    1996        1995        1994
Balance, beginning of year                                            -           -        30,134
Shares acquired                                                    34,115         -           -
Shares distributed:
  Spin-off incentives                                                 -           -       (30,134)
BALANCE, END OF YEAR                                               34,115         -           -



See accompanying Notes to Financial Statements








STATEMENT OF CASH FLOWS
(dollars in thousands, except per share)           FISCAL YEAR ENDED

                                     January 25,     January 27,     January 28,
                                        1997            1996            1995
OPERATING ACTIVITIES:
  Net earnings (loss)                $  (58,478)     $  (19,855)     $   28,713
  Expenses not requiring the
    outlay of cash:
    Depreciation and amortization        32,512          31,165          27,771
    Deferred income tax and ITC         (14,484)         (1,006)          4,741
    Other                                 2,099           5,593             845
  Working capital and other               5,801         (97,467)          6,328
                                        (32,550)        (81,570)         68,398
INVESTING ACTIVITIES:
  Capital expenditures                  (18,797)        (61,300)        (83,332)
  Proceeds from sale of assets            6,229               -               -
  Other                                     776           1,254             473
                                        (11,792)        (60,046)        (82,859)
FINANCING ACTIVITIES (see note below):
  Short-term borrowings (payments)       (9,021)        115,000               -
  Proceeds from sale/leaseback           15,000          25,000               -
  Additions to long-term debt                 -               -          56,000
  Repayments of long-term debt           (4,004)         (8,347)         (3,438)
  Financing costs                        (2,314)           (411)           (824)
  Dividends                              (2,500)         (6,216)        (12,482)
  Proceeds from stock options
    and spin-off incentives                  -              681           1,837
  Other                                    (106)              -               -
                                         (2,945)        125,707          41,093
Change in cash and cash equivalents     (47,287)        (15,909)         26,632
Cash and cash equivalents,
  beginning of year                      57,465          73,374          46,742
Cash and cash equivalents,
  end of year                        $   10,178      $   57,465      $   73,374

WORKING CAPITAL AND OTHER CHANGES:
  Accounts receivable, net           $      277      $   (2,987)     $   (2,912)
  Merchandise inventories                28,807           8,827         (28,905)
  Other current assets                    2,055          (6,988)          1,412
  Accounts payable                       (8,687)        (96,017)         33,389
  Accrued expenses                      (16,531)         11,139           9,750
  Income taxes payable                        -         (11,057)         (5,133)
Total working capital change              5,921         (97,083)          7,601
Other                                      (120)           (384)         (1,273)
Total working capital and other      $    5,801      $  (97,467)     $    6,328

Cash paid (received) during the year:
  Interest                           $   27,667      $   18,803      $   11,450
  Income taxes                          (26,322)          9,248          17,047

Non-cash financing activities during 1996 and 1994 included contributions by the Company of its common stock to the Venture Profit Sharing Plan, which represented the 1995 and 1993 Company contributions, respectively. The 1995 contribution consisted of 199,985 shares of common stock with an average market price of $4.80 per share. The 1993 contribution consisted of 41,594 shares of common stock with an average market price of $22.02 per share. During 1996, the Company granted 862,514 shares of restricted stock with a weighted average fair value of $7 per share. $1,423 was charged to expense in 1996 related to restricted stock.




See Accompanying Notes to the Financial Statements.




NOTES TO FINANCIAL STATEMENTS
(dollars in thousands, except per share)

1. Description of Business and Summary of Significant Accounting
   Policies

     Description of Business Venture Stores, Inc. (the "Company"), was incorporated in Delaware in 1969 as a wholly owned name-holding subsidiary of The May Department Stores Company ("May"). The Venture discount retail store business operated as a division of May from its inception in 1970. In the fall of 1989, in anticipation of its divestiture of the Venture discount retail store business, May transferred the assets and liabilities of the business to the Company. On October 11, 1989, May announced its intent to distribute the Company's outstanding shares of common stock to May's common shareowners (the "spin-off"). May completed the spin-off of the Company on November 3, 1990.
     The Company operates family value stores focusing on quality home, family and leisure merchandise located in nine Midwestern and Southwestern states.
     Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Fiscal Year The Company's fiscal year ends on the last Saturday in January. Fiscal years 1996, 1995 and 1994 ended on January 25, 1997, January 27, 1996, and January 28, 1995, respectively. Each of these fiscal years included 52 weeks. References to years relate to fiscal years rather than calendar years.
     Cash and Cash Equivalents The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The carrying amount of cash and cash equivalents approximates its fair value at January 25, 1997, and January 27, 1996, because of the short maturity of these instruments.
     Merchandise Inventories Merchandise inventories are valued at the lower of cost or market as determined primarily by the retail inventory method and are stated on the LIFO (last-in, first-out) cost basis. The accumulated LIFO reserves were $20,207 and $16,855 as of January 25, 1997, and January 27, 1996,
respectively.
     Property and Equipment Property and equipment are recorded at cost and include expenditures for new facilities and expenditures that substantially increase the useful lives of existing facilities.
     Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Property under capital leases and leasehold improvements are depreciated over the shorter of their economic lives or the related lease terms.
     Interest expense related to the construction of property and equipment is capitalized so that net interest expense will properly reflect that portion related to current operations. The capitalized interest is included as part of the cost of the related asset and is amortized over its estimated useful life. Capitalized interest costs were $143, $1,020 and $1,790 in 1996, 1995 and 1994, respectively.
     Deferred Gain on Sale/Leaseback The gain on sale/leaseback resulted from the Company's selling and subsequently leasing back 29 of its stores and two distribution center facilities in 1990 and is being amortized on a straight-line basis over the life of the lease.
     Net Sales Net sales include sales of merchandise, services and certain leased departments. Sales are net of returns and exclude sales tax. Leased department sales were $1,364, $2,810 and $3,969 in 1996, 1995 and 1994, respectively.
     Cost and Expenses Selling, general, administrative and other expenses include, among other items, buying, store occupancy and warehousing costs.
     Preopening Expenses Expenses associated with the opening of new stores are expensed during the year they are incurred.
     Advertising Advertising costs are expensed at the time the advertising takes place.
     Income Taxes Income taxes are accounted for using the liability method prescribed by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The liability method accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. Adjustments to deferred taxes resulting from statutory rate changes flow through the tax provision in the year of the change. Investment Tax Credits (ITC) had been deferred and were amortized over the depreciable life of the property.
     Stock-Based Compensation The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." This method measures compensation cost as the excess, if any, of the stock's market value at the time of grant over the amount the employee is required to pay.
     Net Earnings (Loss)per Common Share Net earnings (loss) per common share are computed by dividing net earnings (loss), after deducting preferred dividend requirements, by the weighted average number of common shares outstanding. There was no material effect on net earnings (loss) per common share due to common stock equivalents during the years presented.
     Reclassifications Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.

2.  Repositioning Program and Other Nonrecurring Items

     During 1995, the Company announced plans to transform Venture from a discount general merchandise chain to a value-oriented family store, the "Repositioning". The Repositioning is designed to improve gross margin. Phase one of the Repositioning, which was completed in early March of 1996, resulted in the reconfiguration of the store interiors and the expansion of various merchandise assortments in order for the Company to become a more dominant retailer in the home, family apparel and leisure merchandise categories. The reconfiguration provides for destination shops showcasing category-dominant lines with additional floor space, distinctive fixtures, graphics, and displays. In this process, the Company downsized or eliminated certain merchandise categories with historically lower than average margins and replaced this with merchandise categories with higher initial mark-ups.
     The Company continued to adjust its family value store concept and merchandise mix in 1996 with phase two of the Repositioning, which was completed in October 1996. Phase two included expanding the gift department, further expansion of new fixturing in domestics, introduction of a bath and body shop, expansion of the luggage department, debut of a women's coordinates fashion line, and introduction of convenience automotive accessories. Phase three of the Repositioning, which is being rolled out in 1997, includes opening or expanding 14 more departments, expansion of opening price point items and the intensification of the everyday low pricing strategy. The Company intends to continue to evaluate its merchandise assortments throughout 1997.
     The success of the Company's Repositioning and its effect on future operations is dependent upon numerous factors including customer acceptance of the new store format and merchandising strategy, the level of support provided by the Company's numerous providers of goods and services, cost and availability of capital, and competition, including specifically price competition.
     The Company's 1996, 1995 and 1994 net earnings were adversely affected by nonrecurring charges, which are included in cost of goods sold and in selling, general, administrative and other expenses.
     1996 net earnings included nonrecurring pre-tax charges of $50,040, or $1.72 per share. Included in these charges, which were recorded in the fourth quarter, is approximately $42,820 for additional markdowns, advertising and other costs incurred to liquidate excess inventory and adjust merchandise assortments for the implementation of phase three of the Repositioning. Nonrecurring charges in 1996 also included approximately $6,100 associated with three stores that the Company has determined will not reopen, $615 for severance costs for the elimination of 67 positions at year-end 1996 as a corporate overhead reduction initiative, and approximately $505 related to other costs.
     1995 net earnings included nonrecurring pre-tax charges of $45,692, or $1.65 per share. The total cost of phase one of the Repositioning was approximately $42,400, of which approximately $26,000 consisted of property and equipment that was capitalized and approximately $16,400 of nonrecurring expense which is included in the Company's results of operations for the fiscal year ended January 27, 1996.
     The first quarter of 1995 also included $3,600 of nonrecurring charges to complete the image builder program, which began in the fourth quarter of 1994. This program was designed to materially broaden the assortments of certain key merchandise categories within housewares and domestics, while de-emphasizing and reducing merchandise assortments in less productive categories, including automotive and hardware.
     In addition to refocusing its merchandising strategy, during 1995 the Company took other actions to improve profitability. First, the Company reduced its workforce by approximately 950 positions in the second quarter of 1995. In the first quarter of 1996, the Company announced an additional realignment of its store organization, which included the elimination of 390 positions. Included in the nonrecurring charges in 1995 is approximately $6,900 related to the reduction in the workforce during 1995 and the first quarter of 1996. Second, the Company closed three unprofitable stores. As a result of these store closings, the Company recorded reserves of approximately $8,600, which is included in nonrecurring charges in 1995. Third, prior to year end 1995, the Company announced it would close ten stores in various markets in the first quarter of 1996. Of these ten stores, seven were reopened during 1996. Nonrecurring charges in 1995 included approximately $4,100 related to the closing of these locations. Nonrecurring charges in 1995 also included approximately $2,000 for costs associated with cancelled 1996 store openings, $1,600 related to financing activities and $2,500 for other actions taken by management during the year.
     During 1995, the Company recorded pre-tax benefits of $4,000, or $0.14 per share, related to real estate transactions, primarily the reversal of recorded reserves on a closed store due to the property being subleased, and $3,800, or $0.14 per share, on the curtailment of the Company's defined benefit pension plan as discussed in Note 11. These gains are included in selling, general, administrative and other expenses.
     1994 net earnings included a $2,586 pre-tax charge, or $0.09 per share, related to the cost of asbestos abatement in one store and a $3,000 pre-tax charge, or $0.11 per share, related to the image builder program.

3.  Environmental Costs

     In October 1989, the Company recorded a pre-tax charge of $7,700 for spin-off related environmental testing and cleanup costs associated with property that was subject to sale/leaseback or mortgage financing.
     The reserves for environmental costs were $2,774 at January 25, 1997, and $3,042 at January 27, 1996, including $2,374 and
$2,342, respectively, classified as other long-term liabilities on the balance sheet.

4.  Relationship with May

     Until the end of January 1995, the Company had an agreement with May's Famous-Barr department store company whereby Famous-Barr credit cards were accepted as third-party credit cards at the Company's stores. This agreement was subject to a prescribed reduction in the Company's use of the Famous-Barr credit card on a store-by-store basis that began in October 1993. Total sales on Famous-Barr credit cards were $48,384 for 1994, and were 7.5% of total third-party credit sales for that year. The related accounts receivable were owned and serviced by Famous-Barr, and the Company had no exposure for uncollected accounts.

5.  Taxes

     The provision (benefit) for income taxes for the last three years were:
                                       1996      1995      1994
Current:
Federal                             $(25,031) $ (9,812) $ 10,287
State and local                           27    (2,153)    1,909
Taxes currently payable (receivable) (25,004)  (11,965)   12,196

Deferred:
Federal                               (8,438)      275     5,570
State and local                       (2,339)       58     1,057
Deferred taxes                       (10,777)      333     6,627
Amortization of ITC                      (56)     (254)     (456)
Total provision (benefit)
  for income taxes                  $(35,837) $(11,886) $ 18,367


     The differences between the statutory federal income tax rates and the effective income tax rates for the last three years were:
                                       1996      1995      1994
Statutory federal income tax rate      35.0%     35.0%     35.0%
State and local income taxes,
  net of federal tax benefit            3.3       4.3       4.1
Other, net                             (0.4)     (2.7)      0.9
Deferred ITC amortization                .1       0.8      (1.0)
Effective income tax rate              38.0%     37.4%     39.0%


     The provisions for deferred income taxes consisted of:
                                       1996      1995      1994
Spin-off incentives and
  environmental costs               $    105  $    513  $    390
Accrued liabilities                    4,693    (5,992)     (949)
Inventory                             (1,254)    1,491     2,098
Gain on sale/leaseback                   603       582       754
Depreciation                           2,927     3,452     5,815
NOL carryforward                     (12,348)        -         -
AMT credit carryforward               (3,257)        -         -
Other, net                            (2,246)      287    (1,481)
Total                               $(10,777) $    333  $  6,627


     Deferred tax assets were:
                                      January 25,     January 27,
                                         1997            1996
Current                               $   11,007      $   12,882
Noncurrent                                35,481          19,580
Deferred tax assets                   $   46,488      $   32,462


     Deferred tax liabilities were:
                                      January 25,     January 27,
                                         1997            1996
Current                               $   15,969      $   14,390
Noncurrent                                39,493          38,020
Deferred tax liabilities              $   55,462      $   52,410


     The significant deferred tax assets were:
                                      January 25,     January 27,
                                         1997            1996
Merchandise inventories               $    1,391      $    1,639
Property and equipment                     4,775           1,637
Accrued liabilities                       12,746          16,150
Deferred gain on sale/leaseback            8,007           8,722
NOL carryforward                          12,348               -
AMT credit carryforward                    3,257               -
Other                                      3,964           4,314
Deferred tax assets                   $   46,488      $   32,462


     The significant deferred tax liabilities were:
                                      January 25,     January 27,
                                         1997            1996
Merchandise inventories               $   12,153      $   13,443
Property and equipment                    38,409          35,959
Accrued liabilities                        3,366              80
Other                                      1,534           2,928
Deferred tax liabilities              $   55,462      $   52,410


     Taxes other than income taxes consisted of:
                                       1996      1995      1994
Payroll                             $ 14,444  $ 19,673  $ 19,003
Real estate and personal property     23,753    21,889    19,134
Total                               $ 38,197  $ 41,562  $ 38,137

     As of January 25, 1997, the Company had a net operating loss carryforward of $31,660 which expires in the year 2012 and an alternative minimum tax credit carryforward of $3,257 which is available to reduce federal regular income taxes over an indefinite period.
     In connection with the spin-off, the Company and May entered into a Tax Sharing Agreement to provide for the payment of taxes and for the entitlement to tax refunds for periods ending on and prior to the spin-off date, and to provide for various related matters. The Company and May each agreed to indemnify the other party in specified circumstances, including the possible occurrence of certain events after the spin-off that might make the spin-off a taxable transaction.

6.  Accrued Expenses

     The major components of accrued expenses were:
                                      January 25,     January 27,
                                         1997            1996
Real estate and
  personal property taxes             $   19,489      $   19,399
Insurance reserves                        12,974          16,018
Closed store reserves                      6,518           7,619
Construction in progress                   4,869          19,041
Payroll and benefits                       6,009           8,413
Reserve for environmental costs              400             700
Current deferred income taxes              4,962           1,508
Other                                     10,061          11,338
Total                                 $   65,282      $   84,036

7.  Notes Payable

     On June 28, 1996, the Company terminated its Credit Agreement with The First National Bank of Chicago, as agent, and a syndicate of banks and entered into an agreement with BankAmerica Business Credit, Inc., as agent, and a syndicate of financial institutions for a secured revolving credit facility (the "Credit Facility") consisting of revolving credit loans and letters of credit of up to $225,000 in the aggregate, with a sublimit of $125,000 for letters of credit. The Credit Facility was for a term of three years through June 27, 1999, and was secured by the inventory, equipment and substantially all other assets of the Company, excluding leased or mortgaged real estate and certain personal property under leases.
     The Credit Facility required the Company to meet certain quarterly covenants, including a fixed charge coverage ratio. Under the terms of the Credit Facility, the Company was prohibited from paying dividends on its common stock. Interest on the borrowings was payable based on multiple rate options. Additionally, the Company was required to pay certain unused line fees and letter of credit fees.
     Subsequent to year-end 1996, the Company terminated the Credit Facility with BankAmerica Business Credit and entered into an agreement with BT Commercial Corporation for a secured revolving credit facility (the "Revolving Credit Facility") consisting of revolving credit loans and letters of credit of up to $250,000 in the aggregate, with a sublimit of $125,000 for letters of credit. The Revolving Credit Facility is for a term of three years, and is secured by the inventory, equipment and substantially all other assets of the Company, excluding leased or mortgaged real estate and certain personal property under leases. The Revolving Credit Facility requires the Company to meet certain quarterly financial covenants, including minimum interest coverage and accounts payable to inventory ratios.
Under the terms of the Revolving Credit Facility, the Company is prohibited from paying dividends on its common stock. Interest on the borrowings is payable based on multiple rate options. Additionally, the Company is required to pay certain unused line
fees and letter of credit fees.   As a result of the termination
of its previous Credit Facility, the Company will record an extraordinary charge of approximately $3,500, before taxes, in the first quarter of 1997. The charge is primarily for the write-off of unamortized deferred financing costs and the prepayment penalties.
     During 1995, the Company entered into a Revolving Letter of Credit Agreement, which expired February 28, 1996, in the amount of $25,000.
     Short term borrowings for the last three years were:
                                       1996      1995      1994
Short-term borrowings at year-end   $105,979  $115,000         -
Weighted average interest rate on
  short-term borrowings at year-end     7.82%     6.79%        -
Outstanding letters of credit       $ 33,318  $ 56,712  $ 44,200
Average short-term borrowings       $115,176  $ 71,305  $ 37,612
Average interest rate
 on average balance                     7.34%     7.02%     5.47%
Maximum balance outstanding         $195,431  $137,169  $ 88,200

     Unused credit facilities were $12,910 and $28,288 at January
25, 1997, and January 27, 1996, respectively.

8.  Long-Term Debt

     Long-term debt and capital lease obligations were:
                                      January 25,     January 27,
                                         1997            1996
10.19% to 11.87%
     mortgage notes due 2000          $   65,822      $   67,053
8.77% to 9.32% medium
     term notes due 1998-2004             56,000          56,000
Industrial revenue bonds due 2006*         9,400           9,400
6.75% revenue bonds due 2009               4,910           4,910
Obligations from sale/leaseback
     transactions                         39,734          24,999
Capital lease obligations                  7,564          10,072
                                         183,430         172,434
Less current maturities                   (4,371)         (3,905)
Total long-term debt                  $  179,059      $  168,529

* This is a variable-rate instrument with interest payable monthly. The interest rate is adjusted weekly; it was 3.45% and 3.15% per annum as of January 25, 1997, and January 27, 1996, respectively.

     During 1994, the Company filed a shelf registration statement with the Securities and Exchange Commission with respect to the offering from time to time of up to $150,000 of the Company's medium term notes or other debt or equity securities.
     During 1995, the Company entered into a sale/leaseback transaction for $25,000 involving ten store properties. During 1996, the Company entered into a sale/leaseback transaction for $15,000 involving six store properties. Both of these transactions were accounted for as financings in accordance with Statement of Financial Standards No. 98, "Accounting for Leases," and the related obligations are included in long-term debt and current maturities of long-term debt. The obligations are being amortized over the lease terms.
     The total annual maturities of long-term debt and capital leases are $4,371, $8,388, $18,420, $62,589 and $1,260 for 1997-
2001, respectively.
     The net book value of property and equipment collateralized under long-term debt, including the sale/leaseback transactions and capital lease agreements, was $138,882 and $113,920 as of January 25, 1997, and January 27, 1996, respectively. Pursuant to an amendment to the mortgage notes, the Company prepaid $5,000 in November of 1995 and granted security interests in two additional stores. In return for this prepayment and additional security, all financial covenants have been eliminated under the mortgage notes.
     The fair value of the Company's long-term debt and capital leases, based on quoted market prices when available or discounted cash flows, using current interest rates for similar debt, is estimated to be approximately $148,300 and $151,100 at January 25, 1997, and January 27, 1996, respectively. The increase in the spread between the fair value and carrying amount of long-term debt in 1996 compared with 1995 is due to lower quoted prices on the medium term notes and higher interest rates.

9.  Lease Obligations

     The Company leased 92 of its family value stores and two of its distribution centers as of January 25, 1997. The leases usually contain renewal options and provide for payment by the Company of real estate taxes and other expenses and, in certain instances, increased rentals based on a percentage of sales.

     Rental expense for operating leases consisted of:

                                       1996      1995      1994
Minimum rentals                     $ 36,122  $ 37,592  $ 33,851
Contingent rentals based on
  defined sales volume                     -       566       514
Real property rentals                 36,122    38,158    34,365
Equipment rentals                      2,516     2,240     1,969
Total                               $ 38,638  $ 40,398  $ 36,334

     Sublease revenues from operating leases were $4,998, $6,576 and $4,601 in 1996, 1995 and 1994, respectively, and are not deducted from the minimum rentals above. Rental revenues, including sublease revenues, were $8,308, $11,133, and $7,950 in 1996, 1995 and 1994, respectively, and are included as a reduction of selling, general, administrative and other expenses in the statement of earnings.
     Future minimum lease payments under noncancelable leases (operating leases are net of sublease revenues) as of January 25, 1997, are as follows:
                                        Capital       Operating
                                        Leases         Leases
1997                                  $    3,214      $   33,958
1998                                       3,214          34,307
1999                                       3,214          33,787
2000                                         962          32,080
2001                                         511          30,845
Thereafter                                 1,213         273,692
Total minimum lease payments          $   12,328      $  438,669
Less:
  Imputed interest component               4,764
Present value of net minimum lease
  payments including current maturities
  of capital leases of $2,705         $    7,564


     The present value of future required payments under operating leases at January 25, 1997, was $255,553.
     The components of property under capital leases were:
                                      January 25,     January 27,
                                         1997            1996
Cost                                  $   21,000      $   21,000
Accumulated amortization                 (13,525)        (11,540)
Net book value                        $    7,475      $    9,460

     On January 25, 1996 the Company sold ten store properties. Simultaneously, the Company entered into a 25-year below market lease of these properties with the new owner. On January 29, 1996, the Company completed the sale/leaseback of six additional store properties. The proceeds of $25,000 in 1995 and $15,000 in 1996 from the sale/leaseback transactions provided additional cash to meet needs for the Company's Repositioning and for other corporate purposes. Future minimum lease payments and minimum sublease revenues as of January 25, 1997 under the sale/leaseback transactions completed in 1996 and 1995 are as follows:

                                         Lease        Sublease
                                       Payments       Revenues
1997                                  $    5,100      $     90
1998                                       5,100      $     91
1999                                       5,100      $     91
2000                                       5,100      $     91
2001                                       5,100      $     91
Thereafter                                96,900      $    950
Total minimum lease payments          $  122,400      $  1,404
Less:
  Imputed interest component              82,666
Present value of minimum lease
  payments including current
  maturities of obligation from
  sale/leaseback of $298              $   39,734

10.  Common and Preferred Stock

     As of January 25, 1997, 50,000,000 shares of $1 par value common stock were authorized, with 18,320,339 issued and 18,286,224 outstanding. There were 50,000,000 shares authorized, with 17,345,557 issued and outstanding as of January 27, 1996. There were 34,115 and 0 shares held in treasury as of January 25, 1997, and January 27, 1996, respectively.
     During May 1992, the Company completed a public offering of 769,300 Depositary Shares, each representing one-tenth of a share of Cumulative Convertible Preferred Stock. The offering was priced at $50 per Depositary Share, with an annual dividend rate of $3.25 per Depositary Share. The Cumulative Convertible Preferred Stock is convertible at the option of the holder into the common stock of the Company at an initial conversion price of $38 per common share.
     The Company has 2,500,000 shares of $1 par value preferred stock authorized, with 76,930 Cumulative Convertible shares issued and outstanding as of January 25, 1997, and January 27, 1996.

11.  Retirement and Profit Sharing

     Effective January 1, 1990, the Company adopted the Venture Stores, Inc., Retirement Plan ("Venture Retirement Plan") and the Venture Stores, Inc., Supplementary Retirement Plan ("Venture Supplementary Plan"). The Venture Retirement Plan is a defined benefit pension plan that covers substantially all associates of the Company who are at least 21 years of age, have completed one year of employment and are paid for 1,000 or more hours in a year. The Venture Retirement Plan is noncontributory and benefits are based upon years of credited service, amount of pay and covered compensation. Effective January 1, 1996, the Venture Retirement Plan was amended to suspend benefit accruals. Under the amendment, service continues to be credited for purposes of determining eligibility to participate and vested status. In the fourth quarter of 1995, the Company recorded a $3,827 gain, included in selling, general, administrative and other expenses, related to the curtailment of the Venture Retirement Plan. The Venture Supplementary Plan is a noncontributory and unfunded plan that covers associates whose compensation in any year equaled or exceeded twice the Social Security wage base in that year. Both plans operate on a calendar year. Pension expense for both plans is based on information provided by an outside actuarial firm, which uses assumptions to estimate the total benefits ultimately payable to associates and then allocates this cost to service periods.
     The Venture Retirement Plan is funded with at least the minimum but no more than the maximum funding that is required under ERISA (Employee Retirement Income Security Act of 1974).
     The following tables summarize the funded status of the plans, components of pension expense and actuarial assumptions as of December 31 of each year.
     Funded Status of the Venture Retirement Plan:
                                       1996      1995      1994
Actuarial Present Value of
  Benefit Obligations:
    Vested benefit obligation       $(15,016) $(19,764) $(12,925)
    Nonvested benefit obligation        (959)   (1,444)   (4,251)
Accumulated benefit
  obligation (ABO)                   (15,975)  (21,208)  (17,176)
  Estimated effect of future
    salary increases                       0         0    (4,844)
Projected benefit obligation (PBO)   (15,975)  (21,208)  (22,020)

Plan assets at fair value (primarily
  equity and fixed-income securities) 19,653    21,461    19,666
Excess of plan assets over PBO         3,678       253    (2,354)
Unrecognized net (gain) loss          (1,669)        0     1,363
Unrecognized prior service cost            0         0      (256)
Prepaid(accrued) pension cost       $  2,009  $    253  $ (1,247)

     Status of the Venture Supplementary Plan:
                                       1996      1995      1994
Actuarial Present Value of
  Benefit Obligations:
    Vested benefit obligation       $ (1,322) $ (1,423) $   (634)
    Nonvested benefit obligation        (155)     (530)      (26)
Accumulated benefit
  obligation (ABO)                    (1,477)   (1,953)     (660)
  Estimated effect of future
    salary increases                    (443)   (1,516)     (564)
Projected benefit obligation (PBO)    (1,920)   (3,469)   (1,224)
Plan assets at fair value                  0         0         0
Excess of PBO over plan assets        (1,920)   (3,469)   (1,224)
Unrecognized net (gain) loss          (1,278)      328      (861)
Unrecognized prior service cost          999     1,070       260
Unrecognized obligation                  193       241       290
Accrued pension cost                $ (2,006) $ (1,830) $ (1,535)

     Components of Pension Expense:
                                       1996      1995      1994
Service cost                        $    388  $  2,519  $  2,857
Interest on PBO                        1,544     1,805     1,746
Actual return on assets               (2,446)   (4,874)      374
Net amortization and deferral            899     3,404    (1,750)
Total                               $    385  $  2,854  $  3,227

     Actuarial Assumptions:
                                       1996      1995      1994
Discount rate                          7.50%     7.00%     8.00%
Expected return on plan assets         8.00%     8.00%     8.00%
Salary increase                        5.00%     5.00%     5.00%

     Effective January 1, 1990, the Company adopted the Venture Stores, Inc., Profit Sharing Plan ("Venture Profit Sharing Plan"). The plan operates on a calendar year. Associates eligible for the Venture Retirement Plan are also eligible to participate in the Venture Profit Sharing Plan. The employer matching rate is variable and discretionary. Effective January 1, 1996, the Company matches 0% to 100% of each associate's contributions up to 5% of pay. Prior to January 1, 1996, the Company matched 25% to 75% of each associate's contribution up to 5% of pay. Prior to January 1, 1996, the Company matched 25% to 75 % of each associate's contribution up to 5% of pay. The matching rate was 0%, 25% and 25% in 1996, 1995 and 1994, respectively. The Company's matching contributions charged to expense were $1,151 and $1,003 in 1995 and 1994, respectively.
     As of January 25, 1997, and January 27, 1996, there were no significant postretirement benefits other than pensions.

12.  Stock-Based Compensation Plans

     The Company has a stock option plan (the "Stock Option Plan") that authorizes the granting of options to purchase common stock to management associates of the Company. The Stock Option Plan provides for the granting of options to purchase not more than 800,000 shares of common stock. The options are granted at the market price on the date of grant, have a maximum term of 10 years, may be exercised in installments only after stated intervals of time and are conditioned upon continued active employment with the Company, except for periods following retirement, disability or death. Beginning in June 1993, the Company stopped granting any additional options under this plan.
     The Company also established a plan (the "Stock Appreciation Rights Plan") under which stock appreciation rights can be granted in connection with options granted under the Stock Option Plan. The aggregate number of shares of common stock as to which rights may be exercised shall not exceed 270,000 shares. The rights may be exercised only upon surrender of the related options. There were no rights outstanding as of January 25, 1997, nor January 27, 1996.
     In May 1993, the shareowners approved a long-term performance plan (the "1992 LTPP") under which awards may be granted to associates of the Company. In May 1996, the shareowners approved an amendment to the 1992 LTPP to allow for implementation of a restricted stock program for key executives. Under the 1992 LTPP, incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and performance awards may be granted. A maximum of 1.5 million shares of common stock may be issued under the 1992 LTPP, as amended. Options granted under the plan will be granted at the market price on the date of grant, have a maximum term of 10 years, may be exercised in installments after stated intervals of time and are conditioned upon continued active employment with the Company, except for periods following retirement, disability or death. Restricted stock grants may be issued at a purchase price less than market price on the date of grant, or as a bonus, and may be subject to restrictions, conditions, terms and/or performance goals such as return on net assets, earnings per share, share price change, return on equity, free cash flow per share and operating earnings. The market price in excess of the purchase price of restricted stock is charged to income ratably over the period during which the restrictions lapse. The Company granted 862,514 shares, 70,000 shares and 15,000 shares of restricted stock under the 1992 LTPP in 1996, 1995 and 1994, respectively, and cancelled 107,500, 3,333 and 3,333 shares in 1996, 1995 and 1994, respectively. The weighted average fair value of restricted stock granted was $7, $8 and $20, in 1996, 1995 and 1994, respectively.
     The Company accounts for these stock-based compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for its stock option plans. The compensation cost that has been charged against income for restricted stock was $1,423, $106 and $62 for 1996, 1995 and 1994, respectively.
     Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under these plans consistent with the method of FASB Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net earnings and net earnings per common share would approximate the pro forma amounts indicated below:

                                         1996            1995
Net Earnings (Loss)     As Reported   $ (58,478)      $ (19,855)
                        Pro Forma     $ (58,782)      $ (20,332)

Net Earnings (Loss)     As Reported   $   (3.38)      $   (1.29)
  Per Common Share      Pro Forma     $   (3.40)      $   (1.32)


     Because the Statement 123 method of accounting has not been applied to options granted prior to January 29, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.
     The following table sets forth the share option activity for the last three years. The options expire between five and 10 years from the date of grant.

(shares in thousands)   1996           1995           1994
                          Wtd. Avg.      Wtd. Avg.      Wtd. Avg.
                          Exercise       Exercise       Exercise
                   Shares   Price  Shares  Price  Shares  Price
Outstanding at
  beginning of year   900     $13     573    $19     493    $12
Granted                47     $ 7     608    $ 7     214    $22
Exercised               -       -      (9)   $ 8     (68)   $ 9
Forfeited            (247)    $13     (87)   $19     (40)   $22
Expired              (124)    $21    (185)   $13     (26)   $20
Outstanding at
  end of year         576     $10     900    $13     573    $19
Exercisable at
  end of year         205     $15     145    $24     230    $15
Weighted average
  fair value of
  options granted             $ 4            $ 4

     The options outstanding at January 25, 1997 have exercise prices between $3 and $31, with a weighted average remaining contractual life of 7 years.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1996 and 1995: weighted average risk-free interest rate of 6.2 and 6.3 percent for 1996 and 1995, respectively; expected dividend yield of 0 percent; expected life of 4 years for options with a contractual term of 5 years, and 6 years for options with a contractual term of 10 years; expected volatility of 60 percent.

13. Shareowner Rights Plan

     On September 25, 1990, the Company adopted a Shareowner Rights Plan ("Rights Plan"). One Right is attached to each outstanding share of the Company's common stock. The Rights become exercisable only under certain circumstances involving a substantial purchase or tender offer for the Company's common stock by a person or group. The Rights will expire at the close of business on September 25, 2000, unless previously redeemed by the Company.
     When exercisable, each Right entitles the owner to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock, par value $1.00 per share ("Rights Plan Preferred Stock"), for $60.00, subject to adjustment to prevent dilution. Because of the nature of the Rights Plan Preferred Stock's dividend, liquidation and voting rights, the value of one one-hundredth of a share should approximate the value of one share of common stock.
     If the required conditions related to substantial purchase or tender offer for the Company's common stock are met, each holder of a Right (other than an "Acquiring Person" or an "Adverse Person") will have the right to receive, upon exercise at the then-current exercise price, common stock of the Company or acquiring company having a value equal to two times the exercise price of the Right.
     Until a Right is exercised, the holder, as such, will have no rights as a shareowner of the Company. The Rights have certain anti-takeover effects, because the Rights will cause substantial dilution to a person or group that acquires a substantial interest in the Company without the prior approval of the Board of Directors.

14.  Pending Litigation

     The Company is a party to a number of legal proceedings arising in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the Company's financial position or results of operations.

15.  Long-Lived Assets

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This standard requires that long-lived assets, certain intangibles and goodwill related to those assets to be held and used, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. This standard also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The Company adopted this Statement in fiscal 1996 and determined that no impairment loss needs to be recognized.

16.  Quarterly Results (unaudited)

     Summarized below are the quarterly results for the last two years.

                                                      Net (Loss)
                                                       Earnings
                      Cost of       Net    Earnings  Available to
            Net     Merchandise  Earnings   (Loss)      Common
           Sales       Sold       (Loss)   per share  Shareowners
1996
First   $  351,240  $  260,336   $  1,737   $ 0.06     $  1,112
Second     329,423     246,218     (3,810)   (0.24)      (4,435)
Third      330,233     246,506     (9,203)   (0.54)      (9,828)
Fourth     474,863     412,265    (47,202)   (2.62)(1)  (47,827)
Year    $1,485,759  $1,165,325   $(58,478)  $(3.38)    $(60,978)

1995
First   $  440,916  $  332,047   $ (3,192)  $(0.22)    $ (3,817)
Second     456,830     348,629    (17,341)   (1.04)     (17,966)
Third      444,612     345,460    (12,580)   (0.76)     (13,205)
Fourth     586,450     452,810     13,258     0.73(2)    12,633
Year    $1,928,808  $1,478,946   $(19,855)  $(1.29)    $(22,355)

(1) Fully diluted and primary loss common share in the fourth quarter of 1996 were $2.62.
(2) Fully diluted and primary earnings per common share in the fourth quarter of 1995 were $0.72 and $0.73, respectively.

     The estimated full-year LIFO provision is adjusted periodically based on changes in estimates of certain variables. Therefore, the provisions that are reported each quarter may not necessarily be representative of the actual full-year provision. The following table shows what the pro-forma per share impact of the LIFO charge (credit) would have been had the final variables been known at the beginning of the year.

                                   1996             1995(1)
                              Pro        As      Pro        As
Quarter                      Forma    Reported  Forma    Reported
First                       $ 0.03    $ 0.02   $(0.04)   $ 0.02
Second                        0.03     (0.02)   (0.05)     0.01
Third                         0.03      0.02    (0.05)     0.02
Fourth                        0.03      0.10    (0.06)    (0.25)
Total                       $ 0.12    $ 0.12   $(0.20)   $(0.20)

(1) Excludes $0.15 per share LIFO credit in the fourth quarter of 1995 related to the reduction of certain LIFO inventories in connection with the Repositioning.




Report of Independent Public Accountants

To Venture Stores, Inc.:

     We have audited the accompanying balance sheet of Venture Stores, Inc. (a Delaware corporation), as of January 25, 1997, and January 27, 1996, and the related statements of earnings, shareowners' investment and cash flows for each of the three fiscal years in the period ended January 25, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venture Stores, Inc., as of January 25, 1997, and January 27, 1996, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 25, 1997, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

St. Louis, Missouri
March 27, 1997

FIVE-YEAR SUMMARY
                                      1996     1995     1994     1993     1992
Income Statement Data: (in millions)
  Net sales                         $ 1,486  $ 1,929  $ 2,017  $ 1,863  $ 1,718
  Gross margin (FIFO)                   324      440      489      472      458
  LIFO                                  3.4     (9.6)    (2.9)     0.5     (1.7)
  Selling, general, administrative
     and other expenses                 387      465      435      391      373
  Nonrecurring charges (1)             50.0     45.7      5.6       -        -
  Operating income (loss)               (67)     (16)      57       80       87
  Net interest expense                   28       16       10        8        8
  Pre-tax earnings (loss)(2)            (44)      14       53       72       80
  Net earnings (loss) (3)               (58)     (20)      29       44       49

Per Share Data:
  Earnings (loss) per common share before
    extraordinary item and cumulative
    effect of accounting change       (3.38)   (1.29)   1.53     2.43      2.82
  Extraordinary item and cumulative
    effect of accounting change
    per common share                      -        -       -     0.61     (0.13)
  Earnings (loss) per common share    (3.38)   (1.29)   1.53     3.04      2.69
  Dividends per common share              -     0.215   0.580    0.575     0.555

Balance Sheet Data: (in millions)
  Working capital(4)                     18       61       95       75       93
  Total assets                          688      788      779      669      595
  Long-term debt                        179      169      153      100       92
  Shareowners' investment               182      241      266      247      202
  Debt to Total Capital (including
    present value of operating leases)   73%      66%      58%      55%      58%

Selected Statistical Information:
(dollars in millions, except sales per square foot)
  Total sales increase (decrease)     (23.0)%   (4.4)%     8.3%     8.4%   12.7%
  Comparable store sales
    increase (decrease)               (20.2)%   (9.4)%     0.0%     0.4%    3.8%
  Sales per square foot             $   133   $  168    $  188   $  191   $ 189
  Total retail square footage
    (in millions)                      11.2     11.5      10.7      9.8     9.1
  Capital expenditures              $    19   $   61    $   83   $   97   $  79
  Depreciation and amortization          33       31        28       23      19
  Rent                                   39       40        36       35      34
  Present value of operating leases     256      262       261      250     240
  Average shares outstanding
    (in thousands)                   18,025   17,308    17,181   17,020  16,856
  Stores open at year-end               113      115       113      104      93

(1) Nonrecurring charges: Store closings, expense reduction and repositioning programs ($50.0 million) in 1996; Store closings, expense reduction and repositioning programs ($45.7 million) in 1995; Asbestos ($2.6 million) and remerchandising program ($3.0 million) in 1994.
(2) Before nonrecurring charges of $50.0 million in 1996, $45.7 million in 1995 and $5.6 million in 1994.
(3) Before cumulative effect of accounting change in 1993 ($10.3 million) and extraordinary item in 1992 ($2.2 million after-tax charge).
(4)  Working capital is defined as current assets less current liabilities.




BOARD OF DIRECTORS

Robert N. Wildrick

Chairman, President and Chief Executive Officer of Venture Stores, Inc.

Background: Chairman of Venture Stores, 1996-Present; President and CEO, 1995-Present; Corporate Executive Vice President for Merchandising and Sales Promotion and Chief Merchandising Officer of Belk Stores Services, Inc. ("Belk"), 1991-1995; Other Belk positions: Corporate Senior Vice President, 1982-1991; Vice President, General Manager Corporate Buying Office, 1980-
1982; Corporate Vice President and General Merchandise Manager, 1977-1980; Group Vice President Merchandise Sales and Promotion, 1974-1977; Various management positions at Sanger-Harris Department Stores, 1970-1974; Various management positions at Bamberger Department Stores, 1968-1970.


James H. Ferstl

Executive Vice President, Chief Merchandising Officer of Venture Stores, Inc.

Background: Executive Vice President and Chief Merchandising Officer for Venture Stores, 1996-Present; Executive Vice President of Product Development and Marketing, 1995-1996; Corporate Vice President and General Merchandise Manager of Gottschalks Department Stores, Inc., 1987-1995; Senior Vice President/General Manager of Platt Music Corporation, 1984-1987; Executive Vice President of Broadway Southwest Department Stores, 1981-1984; Regional Vice President of Sanger-Harris Department Stores, 1965-1981.


Robert L. Berra (1,2)

Retired

Background: Senior Vice President-Administration of
Monsanto Company, 1980-1989; Vice President-Personnel, 1974-
1980; Corporate Vice President-Personnel and Public Relations at
Foremost McKesson, Inc., 1970-1974; Adjunct faculty member,
Washington University and University of Illinois.


Kimberly A. Delsing (1,2)

President and Chief Executive Officer
of The Delsing Group
(Concept and brand development for the skincare, beauty and fashion industry)

Background: President and CEO of The Delsing Group, 1997-Present; President and CEO of H20 Plus, 1996-1997; Chairman of Unilever Prestige Personal Products, 1994-1996; President and CEO of Elizabeth Arden, 1994-1996; President and CEO of Calvin Klein Cosmetics, 1990-1994; Executive Vice President of Calvin Klein Cosmetics, 1986-1990; Vice President of Sales at Calvin Klein Cosmetics, 1983-1986; Field Sales Manager of Warner Cosmetics, 1979-1983.


Timothy F. Finley (1,3)
Chairman and Chief Executive Officer
of Jos. A. Bank Clothiers, Inc.

Background: Chairman and CEO of Jos. A. Bank Clothiers,
1990-Present; Chairman of the Finley
Group, 1985-Present; President of Fred's, Inc., 1989-1990;
Executive Vice President of Cannon Mills Company, 1981-1985;
Partner with Deloitte, Haskin & Sells, 1979-1981.


H. Edwin Trusheim (1,3)

Retired

Background: Chairman of General American Life Insurance
Company, 1992-1995; Chairman and CEO, 1988-1992; Chairman,
President and CEO, 1986-1988; President and CEO, 1981-1986;
President, 1979-1981.


Lawrence J. Young (2,3)

Chairman, President and Chief Executive Officer of Angelica Corporation
(Textile linen supplier and uniform manufacturer and marketer)

Background: Chairman, President and CEO of Angelica, 1990-present; President and CEO, 1989-1990; President and Chief Operating Officer, 1988-1989; Executive Vice President, 1984-1988; President, Angelica Uniform Group, 1980-1988; Corporate Controller, 1972-1985.




Standing Board Committees
(1) Compensation & Development Committee
(2) Nominating Committee
(3) Audit Committee




SHAREOWNER INFORMATION

Management Directory

Robert N. Wildrick*
Chairman, President and
Chief Executive Officer

Executive
Vice Presidents

James H. Ferstl*
Chief Merchandising Officer

Russell E. Solt*
Finance and Administration

Senior Vice Presidents

R. Neal Black
Product Development and
Hardlines Merchandise Management

Eugene Caldwell*
Chief Financial Officer

Cliff J. Campeau
Marketing

Jerry L. DeBoer
General Merchandise Manager-
Ladies Apparel, Accessories,
Cosmetics and Shoes

Robert B. Hensley
Human Resources, Asset Protection,
Distribution, and Administrative Services

Donald W. Mielke
Director of Stores

Edwin R. Uchtman, Jr.
General Merchandise Manager-
Mens, Boys, Childrens, Toys,
Sporting Goods, Juvenile and Luggage


Vice Presidents

James G. Baker, Jr.
Merchandise Financial Planning

Joe M. Carter
New Business Development

Ken A. Corwin
Stores

Daniel T. Dasinger
Distribution and Transportation

Gary M. Deutsch
Treasury and Finance

Jerome T. Pramik
General Merchandise Manager-
Domestics, Home Decor,
Electronics, Books, Music and
Lifestyle Furniture

Kent A. Swank
Facilities Management and
Real Estate

Mike J. Williams
Recruitment, Associate Development
and Benefits

*Executive Officers


Shareowner Information

Corporate Office

Venture Stores, Inc.
2001 E. Terra Lane
O'Fallon, MO 63366-0110

Annual Meeting Date

Friday, June 20, 1997, 9:30 a.m.
The Stouffer Renaissance Hotel,
9801 Natural Bridge Road,
St. Louis, MO 63134

Shareowner Inquiries

Communications concerning
shareowner records, including
loss of stock certificates,
should be directed to our
transfer agent and registrar:
The Bank of New York
Shareholder Relations Dept. - 11E
P.O. Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458

Send certificates for transfer
and address changes to:

Bank of New York
Receive and Deliver Dept. - 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

Internet Address:
http://stkxfer.bankofny.com

Common Stock

Shares of Venture Stores, Inc.,
common stock are listed and
traded on the New York Stock
Exchange (trading symbol VEN).
The stock is quoted as "VentSt"
in the daily newspapers.

Preferred Stock

Depositary shares of Venture
Stores, Inc., cumulative convertible
preferred stock are listed and
traded on the New York Stock
Exchange (trading symbol VEN-PR).
The stock is quoted as "VentSt-pf"
in the daily newspapers.

Financial Reports

Copies of the Company's Annual
Report, Form 10-K annual report
and Form 10-Q quarterly reports to
the Securities and Exchange
Commission are available free of
charge to shareowners upon request.
Contact: Venture Stores, Inc.
Investor Relations
Mail Station 260
2001 E. Terra Lane
O'Fallon, MO 63366-0110
(314) 281-6801

Investor Information

Security analysts, investment
professionals and shareowners
should direct their financial
inquiries to:
Venture Stores, Inc.
Investor Relations
Mail Station 260
2001 E. Terra Lane
O'Fallon, MO 63366-0110
(314) 281-6801